Filed Pursuant to Rule 424(b)(2) and Rule 424(c)
 Registration No. 333-202821

Prospectus Supplement No. 3
(to the Prospectus dated May 7, 2015, as supplemented by Prospectus Supplement dated December 23, 2016, Prospectus Supplement dated January 9, 2017 and Prospectus Supplement dated January 13, 2017)

This prospectus supplement, or this Prospectus Supplement, supplements our prospectus included in our registration statement declared effective May 7, 2015, or the Prospectus, as supplemented by the prospectus supplement dated December 23, 2016, or the Initial Prospectus Supplement, the Prospectus Supplement dated January 9, 2017, or the Prospectus Supplement No. 1, and the Prospectus Supplement dated January 13, 2017, or the Prospectus Supplement No. 2. This Prospectus Supplement should be read in conjunction with the Prospectus, the Initial Prospectus Supplement, the Prospectus Supplement No. 1 and the Prospectus Supplement No. 2, and is qualified in its entirety by reference to the Prospectus, the Initial Prospectus Supplement, the Prospectus Supplement No. 1 and the Prospectus Supplement No. 2, except to the extent that the information presented herein supersedes the information contained in the Prospectus, the Initial Prospectus Supplement, the Prospectus Supplement No. 1 or the Prospectus Supplement No. 2. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, the Initial Prospectus Supplement, the Prospectus Supplement No. 1, the Prospectus Supplement No. 2 and all amendments or supplements thereto.
Unless the context otherwise indicates, references in this Prospectus Supplement to the "Accompanying Prospectus" refer to the Prospectus, as supplemented by the Initial Prospectus Supplement, the Prospectus Supplement No. 1 and the Prospectus Supplement No. 2.
Between January 17, 2017 and January 20, 2017, we sold pursuant to the Accompanying Prospectus and this Prospectus Supplement an aggregate of 38,600,767 shares of our common stock to Kalani Investments Limited, or the Investor, in connection with the Common Stock Purchase Agreement between us and the Investor dated as of December 23, 2016, which we refer to as the Purchase Agreement, at an average price of approximately $1.15 per share. The aggregate gross purchase price for the common shares was $44.4 million. Our estimated aggregate net proceeds from the sale of these common shares is approximately $44.0 million, after deducting our estimated aggregate offering expenses.
Between the date of the Purchase Agreement, December 23, 2016, and the date hereof, we have sold, pursuant to the Accompanying Prospectus and this Prospectus Supplement, an aggregate of 73,841,328 shares of our common stock to the Investor at an average price of approximately $1.77 per share. The aggregate gross purchase price for these common shares was $130.5 million. Our estimated aggregate net proceeds from the sale of these common shares is approximately $129.2 million, after deducting our estimated aggregate offering expenses.
This Prospectus Supplement and the Accompanying Prospectus also cover the resale of our common shares by the Investor to the public. The Investor is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and any profits on the sales of shares of our common stock by the Investor and any discounts, commissions or concessions received by the Investor may be deemed to be underwriting discounts and commissions under the Securities Act.
INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGES S-10 AND 12 OF THE INITIAL PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, RESPECTIVELY, FOR CERTAIN RISKS AND UNCERTAINTIES YOU SHOULD CONSIDER.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is January 20, 2017.

TABLE OF CONTENTS
Prospectus Supplement No. 3
       Page
About This Prospectus Supplement	S4-1
The Offering	S4-2
Cautionary Statement Regarding Forward-Looking Statements	S4-3
Plan of Distribution	S4-4

ABOUT THIS PROSPECTUS SUPPLEMENT

This Prospectus Supplement and the Accompanying Prospectus are part of a registration statement on Form F-3 (File No. 333-202831), which we refer to as the Registration Statement, that we filed with the Securities and Exchange Commission, or the Commission, using the "shelf" registration process, and that was declared effective on  May 7, 2015.  The Accompanying Prospectus as supplemented by this Prospectus Supplement includes five parts. The first part is this Prospectus Supplement, which updates and supplements the Accompanying Prospectus. The second part is the Prospectus Supplement No. 2 dated January 13, 2017, which updated and supplemented the Prospectus Supplement No. 1.  The third part is the Prospectus Supplement No. 1 dated January 9, 2017, which updated and supplemented the Initial Prospectus Supplement. The fourth part is the Initial Prospectus Supplement dated December 23, 2016, which describes the specific terms of the offering of common stock offered pursuant to this Prospectus Supplement and the Accompanying Prospectus and also adds to and updates information contained in the Prospectus and the documents incorporated by reference into the Accompanying Prospectus. The fourth part is the Prospectus included in our registration statement declared effective May 7, 2015.  The Prospectus gives more general information and disclosure about us and the securities that we may offer from time to time pursuant to the Registration Statement.  Pursuant to Rule 424(c) under the Securities Act we have omitted the prospectus and prospectus supplements that form the Accompanying Prospectus and included cross references to their dates.
These documents contain important information you should consider when making your investment decision. You should rely only on the information provided in this Prospectus Supplement, the Accompanying Prospectus or documents incorporated by reference in the Accompanying Prospectus. We have not authorized anyone to provide you with any other information. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings.
Any statement made in the Accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference therein will be deemed to be modified or superseded for purposes of the Accompanying Prospectus to the extent that a statement contained in this Prospectus Supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Accompanying Prospectus.
Unless stated otherwise, references in this Prospectus Supplement and the Accompanying Prospectus to "DryShips," the "Company," "we," "us," or "our" refer to DryShips Inc., a Marshall Islands corporation, and any one or more of its subsidiaries.  The information in this Prospectus Supplement and the Accompanying Prospectus does not reflect any adjustment for the previously announced 1-for-8 reverse stock split of the Company's common shares that will take effect as of the opening of trading on January 23, 2017.
We are not making any representation to you regarding the legality of an investment in the securities by you under applicable law. We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. Persons outside the United States who come into possession of this Prospectus Supplement and the Accompanying Prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this Prospectus Supplement and the Accompanying Prospectus outside the United States.

S4-1

THE OFFERING

Common stock sold as of the date hereof	73,841,328 shares

Common stock to be outstanding immediately after settlement of the common stock sold as of the date hereof	107,934,530 shares

Aggregate gross purchase price of the common stock sold as of the date hereof	$130,519,573

Remaining amount of common stock that we may sell as of the date hereof	Up to $69,480,427

Estimated aggregate net proceeds from the sale of the common stock sold as of the date hereof, after deducting estimated aggregate offering expenses	$129,214,377

S4-2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as the remaining amount of common stock that we may sell pursuant to the Purchase Agreement as of the date hereof.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish the expectations, beliefs or projections described in the forward-looking statements contained in this document.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the price and trading volume of our common stock, strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure financing for acquisitions, capital expenditures or refinancing for existing indebtedness on acceptable terms or at all, defaults or contract terminations by one or more charterers of our vessels, changes in demand for drybulk or LPG commodities, liquefied petroleum gas or offshore support services, changes in charter rates that may affect the willingness of time charterers to complete their charters or cause time charterers to seek to renegotiate charters, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
We refer you to the section entitled "Risk Factors," beginning on page S-10 of the Initial Prospectus Supplement, on page 12 of the Prospectus and on page 5 of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Accompanying Prospectus, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described or incorporated by reference in this Prospectus Supplement are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
Forward-looking statements reflect only as of the date on which they are made. We will not update any forward-looking statements to reflect future events, developments, or other information. If we do update one or more forward-looking statements, no inference should be drawn that additional updates will be made regarding that statement or any other forward-looking statements.

S4-3

PLAN OF DISTRIBUTION

Please see the information set forth under the caption "Plan of Distribution" in the Initial Prospectus Supplement, the Prospectus Supplement No. 1 and the Prospectus Supplement No. 2. Capitalized terms used in the following paragraph have the meanings given in the "Plan of Distribution" section in the Initial Prospectus Supplement.
Further, as mutually agreed to by the Company and the Investor, we sold 38,600,767 shares of our common stock to the Investor, pursuant to a Fixed Request Notice with a Fixed Amount Requested of $20.0 million and an Optional Amount of $24.4 million following a Pricing Period from January 17, 2017 to January 20, 2017.  The Fixed Request Amount was $20.0 million, subject to a price per share of $1.39 mutually agreed to by the parties, and the Optional Amount Exercise Amount was $24.4 million, subject to a price per share of $1.01 mutually agreed to by the parties, for an aggregate gross purchase price of $44.4 million, resulting in estimated net proceeds of $44.0 million, after deducting our estimated aggregate offering expenses.

S4-4